UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023.

Commission File Number 001-41681

WANG & LEE GROUP, INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Other Information

Attached hereto as Exhibit 99.1 is a press release dated December 28, 2023, announcing the Company’s interim financial results for the six months ended June 30, 2023; attached hereto as Exhibit 99.2 are the unaudited condensed consolidated financial statements of the Company as of June 30, 2023 and for the six months ended June 30, 2023, and 2022.

Exhibits

99.1	Press Release, dated December 28, 2023
99.2	Unaudited Condensed Consolidated Financial Statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2023	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer